UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2005

Commission File Number 333-78481

Great Panther Resources Limited

(Translation of registrant's name into English)

Suite 2100, 1177 West Hastings Street, Vancouver, British Columbia, V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or

Form 40-F.	Form 20-F ☒Form 40-F [ ]	]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's home country), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes   ☐ No  ☒

If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 - ☐

Great Panther Resources Limited

Suite 2100, 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Telephone: (604) 608 1766 Fax (604) 608 1744

TSX-V Trading Symbol: GPR

SEC 20-F Statement Filed; Standard & Poor’s Listed

December 21, 2005	For Immediate Release

NEWS RELEASE

GREAT PANTHER CLOSES OVER-SUBSCRIBED SECOND AND FINAL TRANCHE OF PRIVATE PLACEMENT

GREAT PANTHER RESOURCES LIMITED (TSX-V: GPR; the “Company”) is pleased to report that the Company has closed the second and final tranche of its 12,200,000 unit private placement announced on November 4, 2005, December 1, 2005, December 2, 2005 and December 13, 2005 led by Bolder Investment Partners, Ltd. The placement was over-subscribed. On closing of the second tranche, the Company issued 8,096,800 units at $0.62 per unit for gross proceeds of $5,020,016. Each unit comprises one common share and one non-transferable Series J share purchase warrant. Each Series J share purchase warrant entitles the holder to acquire, upon exercise, one further common share of the Company until December 20, 2007 at a price of $0.90.

Of the 8,096,800 units sold in this second and final tranche, 5,468,800 units were sold on a brokered basis, and 2,628,000 units were sold on a non-brokered basis.

The Company paid cash commissions totaling $206,153.72, issued 546,880 agent’s warrants, issued 50,310 agent’s units (each comprising one share and one warrant), paid cash finder’s fees totalling $91,270.20, and issued 138,800 finder’s warrants. The agent’s warrants and finder’s warrants have the same attributes as the Series J warrants.

All securities issued and issuable under the second and final tranche of this private placement are subject to hold periods expiring on April 21, 2006.

The total gross proceeds from the first and second tranche are $7,564,000.

For further information please visit the website at www.greatpanther.com or contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 685 9744 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Kaare G. Foy”

Kaare G. Foy

Chairman and CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER RESOURCES LIMITED

/s/ Kaare G. Foy

Kaare G. Foy

Chief Financial Officer and Chairman

Date: December 21, 2005

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